Exhibit 99.1

Glass House Brands Reports Record Preliminary Fourth Quarter and
Full Year 2023 Financial Results

-	Full Year Revenue was $160.8 million, up 89% year-over-year

-	Q4 Revenue was $40.4 million, exceeding guidance and up 35% year-over-year

-	Adjusted EBITDA[1] was $3.8 million in Q4, representing the 4th straight quarter of positive Adjusted EBITDA

-	Biomass production reached 103,500 pounds in Q4, ahead of guidance and up 37% year-over-year with no expansion in cultivation footprint

-	Cost per Equivalent Dry Pound of Production[2,3] was $121 per pound, a 5% decrease versus Q4 2022

-	Operating cash flow totaled $23.2 million in 2023, up substantially versus $(40.8) million last year

-	Finished with a cash balance of $32.5 million, up 130% versus $14.1 million at the end of 2022

-	Greenhouse 5 at SoCal Farm started cultivation at the end of January, expected to increase annual capacity by over 70%

-	Q1 2024 revenue guidance of $28 million to $29 million

-	Conference Call to be held today March 28th, 2024 at 8:30 a.m. ET

LONG BEACH, CA and TORONTO, March 28th, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:

GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported preliminary financial results for the fourth quarter and year ended December 31, 2023.

Fourth Quarter 2023 Highlights

(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)

•	Net Sales of $40.4 million, an increase of 35% from $29.9 million in Q4 2022 and down 16% sequentially from $48.2 million in Q3 2023;

•	Gross Profit was $18.0 million, compared to $9.2 million in Q4 2022 and $26.0 million in Q3 2023;

•	Gross Margin was 45%, compared to 31% in Q4 2022 and 54% in Q3 2023;

•	Adjusted EBITDA was $3.8 million, our fourth consecutive quarter of positive EBITDA, compared to $(3.4) million in Q4 2022 and $10.7 million in Q3 2023.

•	Fiscal year 2023 Adjusted EBITDA reached $24.5 million, compared to $(22.3) million in the same period last year.

•	Operating Cash Flow was $1.4 million, compared to negative $9.3 million in Q4 2022 and $9.1 million in Q3 2023.

•	Fiscal year 2023 Operating Cash Flow reached $23.2 million, compared to $(40.8) million in the same period last year.

•	Cost per Equivalent Dry Pound of Production was $121 a decrease of 5% compared to the same period last year and up 2% sequentially versus Q3 2023;

•	Equivalent Dry Pound Production[2] was 103,500 pounds, up 37% year-over-year;

•	Cash balance was $32.5 million at year-end, up 130% versus $14.1 million at the end of last year.

In its press release dated March 5, 2024, the Company announced its intent to restate and reissue its financial statements for the fiscal years ended December 31, 2021 and 2022 and the interim period ended March 31, 2023 and any corresponding management’s discussion and analyses (collectively, the “Restated Documents”). For further information regarding these restatements, please see the Company’s press release dated March 5, 2024, available here.

These preliminary and unaudited financial results for the fourth quarter and year ended December 31, 2023 reflect the anticipated impact of these restatements. It is expected that the Restated Documents and the 2023 audited annual financial statements will be filed by April 1, 2024. The results announced today remain preliminary and could change as a result of additional work performed in connection with the preparation of such Restated Documents. All adjustments are subject to change until the Restated Documents are approved by the Company's Audit Committee and Board of Directors and filed on SEDAR+.

Management Commentary

“2023 was a year of remarkable growth for Glass House Brands, during which revenue increased by 89% to a record $160.8 million while Adjusted EBITDA reached $24.5 million and operating cash flow was $23.2 million. Glass House has delivered rapid, sustainable growth since its inception. Our 2023 revenue is over 2.5x higher than 2021, the year in which we listed, and 2023 gross profit dollars are more than 5x higher than 2021,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House.

“In the fourth quarter, we grew revenue by 35% year on year to $40.4 million, exceeding our guidance range, with Adjusted EBITDA reaching $3.8 million. Importantly, this was our fourth straight quarter of positive Adjusted EBITDA. I am also extremely proud of the team at Glass House for delivering four consecutive quarters of positive operating cash flow in 2023.”

“We wrapped up 2023 with a fourth quarter in which we produced 103,500 pounds of biomass. This was above the high end of guidance of 100,000 to 102,000 pounds and also 37% higher than the same quarter last year with no expansion in cultivation footprint. Strong demand for everything we grow continues and we ended the year with finished goods inventory relative to sales of less than two weeks. We need more inventory to meet this demand and are very excited that Greenhouse 5 is now online and fully planted after starting cultivation at the end of January.”

Kazan concluded, “In summary, Glass House delivered another strong quarter and a great finish to the year. We could not have done so without the dedicated efforts of the entire team, which I believe is the best collection of agricultural and corporate talent in the industry. More important than that is how this team works together to achieve our common goals.”

Fourth Quarter 2023 Operational Highlights

•	Element 7, APB and GH Group enter into a Settlement and General Mutual Release Agreement

•	Glass House Brands Announces Appointment of Yelena Katchko to its Board of Directors

•	Glass House Brands Announces the Closing of $15 million Series D Preferred Stock Offering

Subsequent Events

•	Glass House Brands Named to 2024 OTCQX Best 50

•	Glass House Brands Commences Cultivation in Greenhouse 5 at the SoCal Farm

•	Glass House Brands Announces Resignation of Board Member John Pérez

•	Glass House Brands to Participate in Inaugural Benzinga Cannabis Market Spotlight Event

•	Glass House Brands Announces Intent to Restate Certain Historical Financial Statements

•	Glass House Brands to Participate in the 36th Annual Roth Conference to be Held March 17th-19th, 2024

•	Final Judgment of $2,865,000 Entered Against Element 7 in Favor of GH Group

Q4 2023 Financial Results Discussion

Net revenues for Q4 2023 were $40.4 million, 35% growth versus Q4 2022 and a 16% sequential decrease versus Q3 2023. This exceeded our previous Q4 2023 guidance range of $38 million to $40 million.

Wholesale biomass revenue of $26.8 million increased 71% versus Q4 2022 and was down 21% sequentially versus Q3 2023. This is the second quarter of like-on-like year-over-year comparisons with Greenhouse 6 being in full operation, meaning that the 71% year-on-year growth was accomplished with no capacity increase. In the quarter, flower as a percent of the volume mix for wholesale biomass sales was down 8 percentage points versus both Q3 of this year and Q4 of last year. If flower share of total mix had been similar to Q3, average selling price would have reached $313 per pound, revenue would have been second only to Q3 2023 and $4.0 million higher than reported, and wholesale biomass gross margin would have reached 55%.

Retail revenue in Q4 2023 was $9.6 million, compared to $10.1 million in the previous quarter and $10.6 million in Q4 2022. This reflects the increasing level of price discounting and promotional activity we are seeing in the market. As regards the current market environment, we will be price competitive in all markets we compete in.

Wholesale CPG revenues were $4.1 million compared to $4.3 million last quarter. The CPG market is extremely competitive with significant promotional activity and price discounting. We remain committed to our policy of selling to dispensaries that are current on payments. As a result, we have not experienced material accounts receivable payment defaults even though there have been some highly publicized store closures recently. Our credit exposure is not heavily concentrated on any one customer.

Consolidated gross profit was $18.0 million, or 45% of net revenues, compared to $9.2 million, or 31%, in Q4 2022 and a record high of $26.0 million, or 54% in Q3 2023. The quarter over quarter decline in gross margin was mainly due to the anticipated lower mix of flower in wholesale biomass production and sales that we discussed in our Q3 earnings call. This decreased company gross margin by 5 percentage points and resulted in an average selling price of $272 per pound, just above guidance of $270 per pound but down from $336 per pound in the third quarter. Cost per pound was $121, resulting in a second half cost of production of $120 per pound, in line with guidance. Wholesale gross margin was 49%. Additionally, we saw margin deterioration in our retail business due to intensifying promotional competition while CPG flipped into a loss at the gross margin level primarily due to approximately $1.9 million in inventory write-offs with over half associated with discontinuing the production of our FIELD and Forbidden Flowers brands.

General and administrative expenses were $13.3 million in Q4 2023, falling 3% from $13.7 million last year and falling 13% from $15.2 million last quarter. Key factors influencing the decline versus Q3 2023 were a pick-up of nearly $1 million due to the release of a portion of the bad debt reserve and a $0.6 million decrease in share-based compensation.

Sales and marketing expenses were $0.63 million, down from $0.86 million during the same period last year and up from $0.56 million in Q3.

Professional fees of $1.9 million, were relatively unchanged versus $1.9 million in Q4 2022 and were up slightly versus $1.7 million in Q3 2023.

Depreciation and amortization in Q4 2023 were $3.5 million, versus $3.7 million in Q3 and $3.4 million in the same period last year.

Adjusted EBITDA was $3.8 million in Q4, below the low end of guidance of $5.0 to $7.0 million, and the Company’s fourth consecutive quarter of positive Adjusted EBITDA. The sequential decrease from a record high $10.7 million in Q3 2023 was primarily due to the weather issues we discussed on our Q3 call, including a combination of unseasonably low sunlight, high humidity, and higher temperatures. The Company estimates this reduced Adjusted EBITDA by approximately $3.9 million in Q4. In addition, a $1.9 million inventory write down of costs was incurred in CPG with $1.1 million associated with stopping production on our Field and Forbidden Flowers brands. These are non-cash expenses and mostly associated with in process inventory that the Company decided it didn’t make sense to convert into finished goods.

As of December 31, 2023, the Company had $32.5 million in cash, up 130% compared to $14.1 million at the end of 2022. Glass House spent $6.1 million in CapEX during the quarter, mainly for Phase 2 expansion at Camarillo, including the Greenhouse 5 retrofit and improvements to the nursery facility. The Company was able to generate positive operating cash flow of $1.4 million despite paying out $5.7 million in cash for state and federal income taxes for 2022. Recall that our practice is to pay federal and state income taxes for the prior year in the fourth quarter. It is worth noting that across all of its operations, Glass House is current on all state, local and federal taxes.

Year End 2023 Financial Results Discussion

Net revenues for 2023 were $160.8 million, an increase of 89% from 2022, primarily driven by increased wholesale biomass production and sales from the Company’s SoCal Farm.

Wholesale biomass revenue was $105.7 million, increasing 155% versus 2022.The Company sold 339,000 pounds of wholesale biomass in 2023 versus 172,400 pounds in 2022, a 97% increase. We also benefited from a higher average selling price of $312 per pound during 2023, up 43% vs. 2022.

Retail revenue reached $39.1 million and increased by 46% versus 2022, driven by incremental revenues from the four retail locations we acquired in Q3 2022, a fifth retail location acquired in April 2023 and two new Farmacy stores opened around year-end 2022.

Wholesale CPG revenues were $16.1 million, compared to $16.8 million in 2022.

Gross margin dollars were $81.0 million, up 291% versus $20.7 million in 2022. Full year gross margin percent was 50%, compared to 24% in 2022. The increase was primarily driven by improvement in the wholesale biomass gross margin which increased to 55% in 2023 from 22% in 2022. The factors contributing to the improvement were more weight sold, increased average selling price of $312 per pound compared to $218 per pound in 2022 and a lower cost of production which decreased to $136 per pound in 2023 from $144 per pound in 2022.

General and administrative expenses were $52.9 million in 2023 compared to $45.6 million in 2022, an increase of 16%. The increase is attributable to higher operating expenses to support the new dispensaries opened in the second half of 2022 and the first four months of 2023, the expansion at the SoCal farm, and increased employee compensation related to company performance and to support overall growth.

Sales and marketing expenses were $2.8 million, down 17% compared to $3.4 million in 2022. Professional fees were $7.3 million, down 27% compared to $10.0 million in 2022.

Depreciation and amortization for the full year 2023 was $14.6 million compared to $12.3 million for the full year 2022.

For the full year, we generated $24.5 million of Adjusted EBITDA or a 15% Adjusted EBITDA margin. This was an improvement of $46.8 million vs. 2022’s Adjusted EBITDA loss of $22.3 million. Full year 2023 operating cash flow was $23.2 million, a $64.0 million improvement versus negative $40.8 million in 2022. In both cases, the increase was primarily attributable to the increase in revenue and improvement in gross margin percent.

2024 Outlook

The Company is providing the following guidance for the first quarter of 2024 based on the strength of our fourth quarter and year end results and current trends in 2024.

Q1 2024 Outlook

We expect total revenue to be between $28.0 million and $29.0 million, roughly 3 percent growth compared to Q1 2023 at the mid-point of guidance and down 30% sequentially. The sequential decline is being driven by the expected seasonal reduction in production of biomass due to lower sunlight levels for plants harvested in Q1 compared to Q4.

Average selling price for wholesale biomass is projected to be $280 per pound which is down 3% vs. last year. We are producing a higher mix of trim this year vs. last year which is depressing the average selling price slightly vs. Q1 last year; but selling price for flower and smalls is up modestly vs. last year and has been running slightly above our initial forecast for the quarter.

Cost of production is projected to be $185 per pound, which is a 5% reduction versus Q1 last year, and is based on 60,000 pounds of biomass production, or a 25% increase vs. Q1 last year with most of the increase coming from trim and smalls.

Retail and CPG revenue is expected to be down slightly from Q4 as we continue to plan for a highly promotional and price driven retail landscape.

We expect consolidated gross margin to fall sequentially to approximately 40%, down versus the Q4 2023 level of 45%. In addition, we expect Adjusted EBITDA to be negative $2 million to negative $4 million and operating cash flow to be negative $3 million to negative $4 million. This is being driven by startup spending and working capital investment in turning on production of Greenhouse 5.

We expect to end the quarter with a cash balance of approximately $21 million as a result of the negative operating cash flow, cap ex spending of roughly $4 million to complete the Phase 2 expansion, quarterly dividend payments of $1.9 million and the first full quarter of debt principal payments of $1.9 million.

Q2 2024 Outlook

Given that Greenhouse 5 will have its first full quarter of production and sales in Q2 this year, we would like to provide some basic guidance for the quarter. We expect to set a new record high for single quarter revenue in Q2 of $52 million to $54 million, up 86% sequentially and 19% year-on- year at the midpoint of guidance. Production is expected to more than double over Q1 levels to 125,000 to 127,000 pounds due to the new Greenhouse 5 production and improved growing conditions as we move towards the peak summer growing season, while cultivation cost per pound is forecast at $150 per pound which is up 8% to Q2 last year. Greenhouse 5 will be in startup mode and producing at about 70% of what we expect on a going basis. This will reduce production output relative to Greenhouse 5’s full potential and increase cost of production per pound in the second quarter. During Q2, we anticipate that average selling price will increase to $350 to $355 per pound on a higher percentage of flower in the production & sales mix. This assumes that pricing for flower and smalls will be similar to the levels seen in the second half of Q1 2024.

We expect combined Q2 retail and CPG revenue to be roughly flat to Q1. As is our custom, we will provide additional guidance regarding Q2 2024 consolidated gross margin, Adjusted EBITDA and operating cash flow when we report our Q1 2024 results in May.

2024 Fiscal Year Outlook

We are providing revenue guidance of $215 to $220 million for 2024, which is 35% growth at the mid-point of guidance. Combined with the increase in revenue we expect Adjusted EBITDA to exceed $50 million during 2024 and operating cash flow to be in the mid $30 million range. Cash flow will grow at a slower rate than Adjusted EBITDA due to working capital associated with starting up Greenhouse 5. This guidance does not include the $11.5 million ERTC refund we expect to receive later this year.

Greenhouse 5 will have its greatest impact on revenue, profits and cash flow in the second half of the year, and we expect wholesale biomass production to rise by about 47% versus 2023 at the mid-point of guidance to 520,000 to 530,000 pounds with a cost of $135 per pound which is roughly flat to our 2023 cost of $136 per pound, as initial start-up costs for Greenhouse 5 will bias costs upward. Our long-term target remains to drive production cost below $100 per pound.

We expect pricing to largely follow last year’s patterns, rising when production is low in the early months of the year, then falling as the summer harvest begins to hit the market in Q3. We typically get a higher mix of flower and smalls as a percent of volume production in the second half of the year which helps offset the lower pricing. We expect our average selling price in the second half of 2024 to be flat to up slightly vs. the second half of 2023 and we project an average selling price of between $315 and $320 per pound for the year which is also up slightly from the 2023 average selling price of $312 per pound.

We expect combined revenues from Retail and CPG to be basically flat compared to last year, as the difficult market conditions for both retail and brands are likely to continue in 2024. Our strategic pricing plan for the retail business should result in lower retail revenues in the beginning of the year, and if executed properly, higher foot traffic and a rebound in revenues as the year wears on. In addition, there is a strong probability of high-profile defaults by retailers and brands which could change market dynamics for those who survive.

Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).

Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income/ (Loss)

	FY21	FY22	FY23
Revenues, net	$63,193	$84,874	$160,836
Cost of goods sold	$47,393	$64,162	$79,867
Gross profit	$15,799	$20,712	$80,969
% of Net Sales	25%	24%	50%

Expenses:
General and administrative	$33,781	$45,574	$52,914
Sales and marketing	$3,531	$3,427	$2,838
Professional fees	$9,078	$9,951	$7,304
Depreciation and Amortization	$4,767	$12,301	$14,627
Impairment	$818	$5,851	$52,815
Total expenses	$51,975	$77,105	$130,498
Gain (Loss) from Operations	$(36,176)	$(56,393)	$(49,529)
Interest Expense	$2,737	$7,608	$9,819
Other expense	$2,375	$(26,652)	$28,770
Total other expense	$5,112	$(19,044)	$38,589
Provision for income taxes	$2,013	$(4,036)	$9,316
Net income (loss)	$(43,301)	$(33,314)	$(97,433)

Adjusted EBITDA

	FY21	FY22	FY23
Net income (loss)	$(43,301)	$(33,314)	$(97,433)
Interest	$2,737	$7,608	$9,819
Depreciation and amortization	$4,767	$12,301	$14,627
Taxes	$2,013	$(4,036)	$9,316
EBITDA (non-GAAP)	$(33,783)	$(17,440)	$(63,672)

Share-based Compensation Expense	$8,710	$12,756	$7,637
Stock Appreciation Rights Expense	$35	$(35)	$219
Loss on Equity Method Investments	$1,089	$2,007	$2,102
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$(825)	$30	$28
Loss on Impairment of Investments	$818	$5,851	$52,815
Loss on Extinguishment of Debt	$-	$-	$-
Loss on Disposition of Subsidiary	$6,090	$-	$-
Start Up Costs	$1,663	$1,180	$-
Loss (income) on change in fair value of contingent earnout liabilities	$(4,032)	$(28,869)	$24,399
Non-Operational Notes Receivable Bad Debt Reserve	$3,243	$-	$-
Loan Amendment Fee	$-	$-	$1,000
Non-Operational Related Professional Fees	$5,017	$2,261	$-
Adjusted EBITDA (non-GAAP)	$(11,975)	$(22,260)	$24,528

Select Cash Flow Information

	FY21	FY22	FY23
Net Income (Loss)	$(43,301)	$(33,314)	$(97,434)

Share-based compensation	8,710	12,756	7,637
Depreciation and amortization	4,767	12,301	14,627
Other	9,330	(28,687)	85,021

Cash From Net Income (Loss)	(20,494)	(36,944)	9,851

Accounts receivable	2,612	(1,579)	(172)
Prepaid expenses and other current assets	(2,915)	(1,566)	3,883
Inventory	682	(674)	2,361
Other assets	(1,881)	(2,285)	191
Accounts payable and accrued liabilities	2,964	473	5,985
Income taxes payable	(1,140)	2,153	(208)
Other	(113)	(363)	1,332
Working Capital Impact	208	(3,841)	13,373
Operating Cash Flow	$(20,285)	$(40,785)	$23,224

Purchases of property and equipment	(108,496)	(27,766)	(12,309)
Other	(3,005)	(1,435)	(405)
Net Investing Activities	$(111,501)	$(29,201)	$(12,714)

Distributions to Preferred Shareholders	(1,797)	(4,000)	(6,330)
Other	183,115	34,062	14,201
Net Financing Activities	$181,318	$30,062	$7,871

Cash Change	49,532	(39,923)	18,381
Cash and cash equivalents, beginning of period	4,535	54,067	14,144
Cash and Cash, Equivalents, End of Period	$54,067	$14,144	$32,524

Select Balance Sheet Information

	FY21	FY22	FY23
Cash, Cash Equivalents and Restricted Cash	$54,067	$14,144	$32,524
Accounts receivable, net	2,465	4,789	3,979
Prepaid expenses and other current assets	5,563	7,756	3,873
Inventory	6,528	10,950	8,840
Current portion of notes receivable	-	1,256	-
Total Current assets	$68,622	$38,894	$49,216
Operating lease right-of-use assets, net	3,078	11,134	10,860
Investments	7,196	4,246	2,327
Property, plant and equipment, net	195,799	216,431	215,686
Intangible Assets, Net and Goodwill	10,549	73,672	21,213
Deferred Tax Asset	-	1,371	-
Other Assets	2,340	4,692	4,472
Total Assets	$287,583	$350,439	$303,775

Accounts payable and accrued liabilities	$9,937	$21,970	$26,932
Income taxes payable	3,809	7,761	7,553
Contingent earnout liability	38,429	14,657	34,589
Shares payable	2,757	8,589	8,570
Current portion of operating and finance lease liabilities	269	1,145	1,839
Current portion of notes payable	38	40	7,550
Total current liabilities	$55,239	$54,161	$87,033
Operating and finance lease liabilities, net of current portion	2,865	10,073	9,224
Other non-current liabilities	1,449	2,801	5,444
Deferred tax liabilities	1,275	-	48
Notes payable, net of current portion	44,817	62,619	56,513
Total Liabilities	$105,646	$129,654	$158,261
Preferred Equity Series B, C and D	-	56,534	74,053
APIC, Accumulated Deficit and Non-Controlling Int.	181,937	164,251	67,361
Total Shareholders' Equity	181,937	220,785	145,514
Total Liabilities and Shareholders' Equity	$287,583	$350,439	$303,775

Net Income / (Loss)

(000's)	Q422	Q323	Q423
Revenues, net	$29,936	$48,187	$40,429
Cost of goods sold	$20,708	$22,176	$22,417
Gross profit	$9,228	$26,011	$18,012
% of Net Sales	31%	54%	45%

Expenses:
General and administrative	$13,729	$15,187	$13,287
Sales and marketing	$859	$555	$634
Professional fees	$1,876	$1,706	$1,898
Depreciation and amortization	$3,413	$3,676	$3,545
Impairment	$5,851	$-	$31,816
Total expenses	$25,728	$21,124	$51,180
Gain (Loss) from Operations	$(16,500)	$4,887	$(33,168)
Interest Expense	$2,168	$2,159	$3,033
Other expense	$2,656	$(3,556)	$6,132
Total other expense	$4,824	$(1,397)	$9,165
Provision for income taxes	$(6,907)	$6,495	$(4,846)
Net income (Loss)	$(14,417)	$(210)	$(37,488)

Adjusted EBITDA

(000's)	Q422	Q323	Q423
Net income (loss)	$(14,417)	$(210)	$(37,488)
Interest	$2,168	$2,159	$3,033
Depreciation and amortization	$3,413	$3,676	$3,545
Taxes	$(6,907)	$6,495	$(4,846)
EBITDA (non-GAAP)	$(15,743)	$12,119	$(35,755)

Share-based Compensation Expense	$3,770	$2,565	$1,909
Stock Appreciation Rights Expense	$-	$86	$119
Loss on Equity Method Investments	$359	$(91)	$(35)
(Gain) Loss on Change in Fair Value of Derivative Liabilities	$(48)	$93	$(195)
Impairment Expense	$5,851	$-	$31,816
Loss on Extinguishment of Debt	$-	$-	$-
Loss on Disposition of Subsidiary	$-	$-	$-
Non-Operational Startup Costs	$319	$-	$-
Change in Fair Value of Contingent Liabilities	$2,086	$(4,024)	$5,913
Non-Operational Notes Receivable Bad Debt Reserve	$-	$-	$-
Loan Amendment Fee	$-	$-	$-
Acquisition Related Professional Fees	$-	$-	$-
Adjusted EBITDA (non-GAAP)	$(3,406)	$10,748	$3,773

Select Cash Flow Information

(000's)	Q422	Q323	Q423
Net Income (Loss)	$(14,417)	$(210)	$(37,488)

Share-based compensation	$3,770	$2,565	$1,909
Depreciation and amortization	$3,413	$3,676	$3,545
Other	$846	$(3,217)	$40,067

Cash From Net Income (Loss)	$(6,388)	$2,814	$8,034

Accounts receivable	$842	$(1,124)	$687
Prepaid expenses and other current assets	$155	$(128)	$91
Inventory	$922	$3,571	$3,121
Other assets	$(1,224)	$(48)	$294
Accounts payable and accrued liabilities	$(214)	$(2,447)	$1,903
Income taxes payable	$(2,978)	$5,904	$(13,298)
Other	$(412)	$518	$608

Working Capital Impact	$(2,909)	$6,246	$(6,593)
Operating Cash Flow	$(9,297)	$9,060	$1,441

Purchases of property and equipment	$(4,087)	$(4,938)	$(6,076)
Other	$(768)	$55	$(183)
Net Investing Activities	$(4,856)	$(4,882)	$(6,258)

Distributions to Preferred Shareholders	$(1,135)	$(1,647)	$(1,940)
Other	$11,894	$12,672	$1,389
Net Financing Activities	$10,759	$11,025	$(551)

Cash Change	$(3,393)	$15,203	$(5,369)

Cash and cash equivalents, beginning of period	$17,536	$22,690	$37,893
Cash and Cash, Equivalents, End of Period	$14,144	$37,893	$32,524

Select Balance Sheet Information

(000's)	Q422	Q323	Q423
Cash, Cash Equivalents and Restricted Cash	$14,144	$37,893	$32,524
Accounts receivable, net	4,789	4,199	3,979
Prepaid expenses and other current assets	7,756	3,965	3,873
Inventory	10,950	11,961	8,840
Current portion of notes receivable	1,256	-	-
Total Current assets	$38,894	$58,018	$49,216
Operating and finance lease right-of-use assets, net	11,134	11,179	10,860
Investments	4,246	2,110	2,327
Property, plant and equipment, net	216,431	212,813	215,686
Intangible Assets, Net and Goodwill	73,672	53,268	21,213
Deferred Tax Asset	1,371	1,828	-
Other assets	4,692	4,572	4,472
Total Assets	$350,439	$343,787	$303,775

Accounts payable and accrued liabilities	$21,970	$27,744	$26,932
Income taxes payable	7,761	20,851	7,553
Contingent earnout liability	14,657	28,684	34,589
Shares payable	8,589	8,561	8,570
Current portion of operating and finance lease liabilities	1,145	1,875	1,839
Current portion of notes payable	40	50	7,550
Total current liabilities	$54,161	$87,765	$87,033
Operating and finance lease liabilities, net of current portion	10,073	9,502	9,224
Other non-current liabilities	2,801	4,315	5,444
Deferred tax liabilities	-	-	48
Notes payable, net of current portion	62,619	63,872	56,513
Total Liabilities	$129,654	$165,454	$158,261
Preferred Equity Series B, C and D	56,534	72,436	74,053
APIC, Accumulated Deficit and Non-Controlling Int.	164,251	105,897	67,361
Total Shareholders' Equity	220,785	178,333	145,514
Total Liabilities and Shareholders' Equity	$350,439	$343,787	$303,775

Equity Table

(000's)	Q4 23	Q3 23	Change	Comments
Total Equity and Exchangeable Shares	70,941	70,184	757	Exercise of RSU's and Convertible Notes
Total Warrants
Series D	3,000	2,180	820	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	-	Exercise price of $5.00 with an expiration date of August 2027
Series B	10,000	10,000	-	Exercise price of $5.00 with an expiration date of August 2027
Series A	2,654	2,654	-	Exercise price of $10.00 with an expiration date of June 2024
SPAC	30,665	30,665	-	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	47,319	46,499	820
Stock Options	1,436	1,436	-	Exercise Price between $2.26 and $4.60 with expiration dates from October 2024 to October 2026
RSU's	2,534	3,209	(676)	Up to 3-year vesting through 2026
Total	3,969	4,645	(676)
Share Price at Quarter End	$4.72	$4.55	$0.17

Convertible Debentures
Series A	$11,895	$11,895	$-	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	$4,111	$4,111	$-	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total	$16,006	$16,006	$-
# of Shares if converted assuming share price at quarter end	3,391	3,518	(127)

Revenue

(000's$)	Q122	Q222	Q322	Q422	Q123	Q223	Q323	Q423	FY21	FY22	FY23
Retail (B2C)	$4,858	$4,839	$6,440	$10,593	$9,373	$10,073	$10,058	$9,574	$21,734	$26,731	$39,078
Wholesale CPG (B2B)	$2,190	$3,957	$6,887	$3,736	$3,715	$3,954	$4,290	$4,103	$19,289	$16,770	$16,062
Wholesale (Biomass (B2B)	$5,122	$6,689	$13,954	$15,607	$14,467	$30,639	$33,839	$26,752	$22,169	$41,373	$105,696
Total	$12,170	$15,486	$27,281	$29,936	$27,555	$44,665	$48,187	$40,429	$63,193	$84,874	$160,836

Sequential % Change Retail (B2C)	-5%	0%	33%	64%	-12%	7%	0%	-5%
Wholesale CPG (B2B)	-59%	81%	74%	-46%	-1%	6%	9%	-4%
Wholesale (Biomass (B2B)	-21%	31%	109%	12%	-7%	112%	10%	-21%
Total	-28%	27%	76%	10%	-8%	62%	8%	-16%

% change to LY Retail (B2C)	-3%	-24%	23%	106%	93%	108%	56%	-10%		23%	46%
Wholesale CPG (B2B)	-43%	-20%	34%	-30%	70%	0%	-38%	10%		-13%	-4%
Wholesale (Biomass (B2B)	14%	8%	180%	140%	182%	358%	142%	71%		87%	155%
Total	-9%	-12%	78%	76%	126%	188%	77%	35%		34%	89%

Gross Profit

(000's$)	Q122	Q222	Q322	Q422	Q123	Q223	Q323	Q423	FY21	FY22	FY23
Retail (B2C)	$2,156	$2,060	$2,672	$4,609	$5,281	$5,487	$5,594	$5,190	$9,839	$11,498	$21,552
Wholesale CPG (B2B)	$(51)	$302	$1,619	$(1,793)	$1,128	$239	$241	$(385)	$4,534	$76	$1,223
Wholesale (Biomass (B2B)	$(400)	$(1,872)	$4,998	$6,412	$6,165	$18,646	$20,176	$13,207	$1,427	$9,138	$58,194
Total	$1,705	$490	$9,289	$9,228	$12,574	$24,372	$26,011	$18,012	$15,799	$20,712	$80,969

% of Revenue Retail (B2C)	44%	43%	41%	44%	56%	54%	56%	54%	45%	43%	55%
Wholesale CPG (B2B)	-2%	8%	24%	-48%	30%	6%	6%	-9%	24%	0%	8%
Wholesale (Biomass (B2B)	-8%	-28%	36%	41%	43%	61%	60%	49%	6%	22%	55%
Total	14%	3%	34%	31%	46%	55%	54%	45%	25%	24%	50%

Wholesale Biomass Production and Cost per Pound

	Q122	Q222	Q322	Q422	Q123	Q223	Q323	Q423	FY21	FY22	FY23
Equivalent Dry Pounds of Production	16,729	27,025	74,624	75,344	48,099	103,336	101,825	103,462	96,785	193,723	356,722
% change to LY	7%	17%	164%	153%	188%	282%	36%	37%	79%	100%	84%

Cost per Equivalent Dry Pounds	$238	$159	$134	$127	$196	$139	$118	$121	$189	$144	$136
of Production % change to LY	-2%	-18%	-25%	-24%	-18%	-12%	-12%	-5%	-14%	-24%	-6%

Ending Operational Canopy (000 sq. ft)	332	332	959	959	959	959	959	959	332	959	959

Wholesale Biomass Sold and Average Selling Price per Pound

	Q122	Q222	Q322	Q422	Q123	Q223	Q323	Q423	FY21	FY22	FY23
Equivalent Dry Pounds Sold	17,894	19,859	68,512	66,127	49,923	90,174	100,661	98,199	69,153	172,392	338,958
% change to LY	41%	38%	265%	184%	179%	354%	47%	49%	-11%	149%	97%

Equivalent Dry Pounds Sold Average Selling price	$188	$237	$204	$236	$290	$340	$336	$272	$233	$218	$312
% change to LY	-29%	-30%	7%	29%	54%	43%	65%	15%	-56%	-6%	43%

Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.

Conference Call

The Company will host a conference call to discuss the results today, March 28, 2024 at 8:30 a.m. Eastern Time.

Webcast:	Register Here
Dial-In Number:	1-888-664-6392
Replay:	1-888-390-0541
Replay Code:	368514#

(replay available until 12:00 midnight Eastern Time Thursday, April 4, 2024)

In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and MD&A for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures

Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, and non-operational start-up costs.

EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.

The Company has provided a table above that provides a reconciliation of the Company's net profit/loss to Adjusted EBITDA for the three months ended December 31, 2023 compared to the three months ended December 31, 2022 and three months ended September 30, 2023.

Footnotes and Sources:

1.	EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.	Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.	Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: expectation as to the timing of the filing of the Restated Documents; ability to further deliver strong operational and financial results; positioning as a very large, vertically-integrated California cannabis company with a core competency of amazing, cost-efficient premium flower cultivation that will allow it to continue to drive shareholder value; ability to be price competitive in all markets it competes in; guidance that revenues will be $28 to $29 million in Q1 2024; projection that the expected sequential decline in Q1 2024 revenue versus Q4 2023 will be caused mainly by the expected seasonal reduction in production of biomass due to lower sunlight levels for plants harvested in Q1 compared to Q4; projection that Q1 2024 average selling price (ASP) for wholesale biomass is assumed at $280 per pound, based on the expectation that the Company will produce a higher mix of trim in Q1 this year vs. Q1 last year which is depressing the average selling price slightly vs. Q1 last year even as Q1 selling price for flower and smalls is up modestly vs. last year and has been running slightly above the Company’s initial forecast for the quarter; guidance that Q1 2024 cost of production is projected to be $185 per pound, which is based on 60,000 pounds of biomass production in Q1 2024 or a 25% increase vs. Q1 last year with most of the increase coming from trim and smalls; guidance that Q1 2024 retail and CPG revenue is expected to be down slightly from Q4 2023 as the Company continues to plan for a highly promotional and price driven retail landscape; projection that Q1 2024 consolidated gross margin will fall sequentially to approximately 40%; guidance that Q1 2024 Adjusted EBITDA will be negative $2 million to negative $4 million and operating cash flow to be negative $3 million to negative $4 million driven by startup spending and working capital investment in turning on production of Greenhouse 5; guidance that the Company expects to end Q1 2024 with a cash balance of approximately $21 million as a result of the expected negative operating cash flow, cap ex spending of roughly $4 million to complete the Phase 2 expansion, quarterly dividend payments of $1.9 million and the first full quarter of debt principal payments of $1.9 million; guidance that given Greenhouse 5 will have its first full quarter of production and sales in Q2 this year, Q2 2024 revenue is expected to be $52 million to $54 million, up 86% sequentially and 19% year- on-year; projection that Q2 2024 production is expected to more than double over Q1 2024 levels to 125,000 to 127,000 pounds due to the new Greenhouse 5 production and improved growing conditions as the industry moves towards the peak summer growing season; guidance that cultivation cost per pound will be $150 in Q2 2024 as Greenhouse 5 is expected to be in startup mode and producing at about 70% of what the Company expects on a going basis; guidance that Q2 2024 average selling price will be $350 to $355 per pound on a higher percentage of flower in the production and sales mix than in Q1 2024, which assumes that pricing for flower and smalls will be similar to the levels seen in the second half of Q1 2024; guidance that combined Q2 2024 retail and CPG revenue is expected to be roughly flat to Q1 2024; guidance that full year 2024 consolidated revenue is expected to grow to $215 to $220 million; guidance that the expected increase in revenue will help drive Adjusted EBITDA to exceed $50 million during 2024 and operating cash flow to be in the mid $30 million range; statement that the Company expects to receive an $11.5 million ERTC refund later this year; projection that Greenhouse 5 will have its greatest impact on revenue, profits and cash flow in the second half of 2024, and that 2024 wholesale biomass production will be 520,000 to 530,000 pounds with a cost of $135 per pound which is roughly flat to the Company’s 2023 cost of $136 per pound, as initial start-up costs for Greenhouse 5 are expected to bias costs upward; the statement that the Company’s long-term target remains to drive production cost below $100 per pound; projection that 2024 wholesale biomass pricing will largely follow last year’s patterns, rising when production is low in the early months of the year, then falling as the summer harvest begins to hit the market in Q3; the statement that the Company typically gets a higher mix of flower and smalls as a percent of volume production in the second half of the year that can help offset the lower seasonal pricing typical in the second half of the year; projection that the Company’s average selling price in the second half of 2024 will be flat to up slightly vs. the second half of 2023; guidance that full year 2024 average selling price will be between $315 and $320 per pound; guidance the combined revenues from Retail and CPG will be basically flat compared to last year, as the difficult market conditions for both retail and brands are projected by the Company to continue in 2024; projection that its strategic pricing plan for the retail business should result in lower retail revenues in the beginning of the year, and if executed properly, higher foot traffic and a rebound in revenues as the year wears on; projection that there is a strong probability of high-profile defaults by retailers and brands which could change market dynamics for those who survive.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward- looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com